BYLAWS
OF
TERRA MINT GROUP, CORP.
A Wyoming Corporation

ARTICLE 1
CORPORATE IDENTIFICATION

1.01 NAME

The name of the organization shall be "Terra Mint Group, Corp." ("Corporation").

1.02 REGISTERED OFFICE

The registered office of the Corporation, required by the Wyoming Corporation Act ("the Act") to be maintained in the State of Wyoming, shall be as determined by the Directors.

1.03 PRINCIPAL OFFICE

The principal office of the Corporation in the State of Colorado shall be located at 339 Bronco Court, Berthoud, CO 80513.

1.04 OTHER OFFICES

The Corporation may also have an office or offices, and keep the books and records of the Corporation, except as may otherwise be required by law, at such other place or places, either within or without the State of Colorado, as the Board may from time to time determine or the business of the Corporation may require.

1.05 FISCAL YEAR

The fiscal year of the Corporation shall begin on the first (1st) day of January and shall end on the thirty-first (31st) day of December.

ARTICLE 2
PURPOSE & SHARES

2.01 PURPOSE

The purpose of the Corporation shall be as stated in the Articles of Incorporation filed with the Wyoming Secretary of State.

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2.02 SHARES

The Corporation shall be authorized to issue up to 2,000,000 Shares. The initial issue shall be 1,600,000 Shares. All subscribers to the initial issue shall have the preemptive right to acquire the same percentage of any subsequent issue of ownership units. The Board of Directors shall determine if and when the Corporation should issue additional Shares and the value and terms of any such issue.

All Shares in the capital of the Corporation which are issued or outstanding at the date hereof and the number of such Shares held by the parties are as follows:

Name of Shareholder	No. of Shares
Chris Gerardi	800,000
Ahmed Mohamed Khaleel	800,000

ARTICLE 3
BOARD OF DIRECTORS

3.01 BOARD OF DIRECTORS, POWERS

Governance of the Corporation shall be vested in a Board of Directors ("Board"), which may include the Officers of the Corporation. The Board of Directors may exercise all such authority and powers of the Corporation and do all such lawful acts and things as are not by law or otherwise prohibited. All powers not expressly delegated to the Board herein are reserved to it. Unless a President is appointed, day-to-day management and action of the Corporation may be taken by the Board's Chairperson, on behalf of the Board.

3.02 COMPOSITION OF THE BOARD

Following incorporation, the incorporators shall adopt a resolution fixing the number of Directors and appointing Directors to the Board. The Board of Directors shall be composed of at least one (1) Director, but no more than five (5).

3.03 ELECTION OF DIRECTORS

Election of new Directors or election of current Directors to an additional term will occur as the first item of business at the Corporation's Annual Meeting of the Board. Election to the Board shall require a majority vote of the then-serving Board, provided that no Director may participate in a vote for their own re-election.

3.04 TERM

The term of each elected Director shall be unlimited.

3.05 REMOVAL OF A DIRECTOR

Any Director may be removed from the Board of Directors for cause by an affirmative vote of two-thirds (2/3) of the Directors present at an official meeting of the Board. At least ten (10) days' notice of the proposed removal will be given to the involved Director, who will be given an opportunity to be present and to be heard at the meeting at which the removal is considered.

3.06 RESIGNATION OF A DIRECTOR

A Director may resign from the Board by filing a written notice of resignation with the Secretary or Chairperson. A resignation shall be effective upon delivery of the notice of resignation.

3.07 VACANCIES

The Board may appoint one or more persons to serve as Directors until the next annual meeting of the Board to fill an open position or unexpired term on the Board when the number of Directors is less than the total allowed by these Bylaws.

3.08 CHAIRPERSON

The Board of Directors, and meetings thereof, shall be managed by a Chairperson. The Chairperson shall be elected annually at the Board's annual meeting and shall be considered an officer of the Corporation.

3.09 COMPENSATION

Unless otherwise restricted by these Bylaws, the Board of Directors acting by majority vote pursuant to the Bylaws shall determine and fix the compensation, if any, and the reimbursement of expenses that shall be allowed and paid to the Directors. Nothing herein contained shall be construed to preclude any Director from serving the Corporation in any other capacity or any of its subsidiaries in any other capacity and receiving proper compensation therefor.

ARTICLE 4
MEETINGS OF THE BOARD

4.01 MEETINGS

The Board of Directors will hold regular meetings at least once each calendar year at such place and time as may be designated by the Board of Directors. One such meeting shall be designated as the Annual Meeting.

4.02 SPECIAL MEETINGS

Special meetings of the Board of Directors may be called by the Board's Chairperson or by a majority of the Board.

4.03 NOTICE

Notice of regular and special meetings of the Board of Directors will be mailed or emailed at least ten (10) days prior to the day such a meeting is to be held. A Director may waive any notice required by the Act or by the Articles of Incorporation or the Bylaws, whether before or after the date or time stated in the notice as the date or time when any action will occur or has occurred. The waiver shall be in writing, be signed by the Director entitled to the notice, and be delivered to the Corporation for inclusion in the minutes or filing with the corporate records, but such delivery and filing shall not be conditions of the effectiveness of the waiver.

4.04 QUORUM

A majority of the number of Directors serving on the Board immediately before the meeting begins shall constitute a quorum for transacting business. Board members may participate by telephone conference or similar communications equipment by which all persons participating in the meeting can hear each other at the same time. Such participation shall constitute presence in person at the meeting.

4.05 VOTING

At a meeting at which a quorum is present, a simple majority affirmative vote of the Directors voting is required to pass a motion before the Board. All votes of the Board shall be conducted in accordance with the method allowed under Wyoming law. The Board's Chairperson may elect to vote or abstain on any matter provided that said Chairperson does not vote in their own election or re-election.

4.07 PLACE OF MEETINGS

All meetings of the Board shall be held at the principal office of the Corporation or at such other place, within or without the State of Wyoming, as may from time-to-time be fixed by the Board.

4.08 ACTION WITHOUT A MEETING

Unless otherwise required by these Bylaws or by the Act, any action required or permitted to be taken at a Board of Directors' meeting may be taken without a meeting if all Directors consent to such action in writing.

Action is taken under this section at the time the last Director signs a writing describing the action taken, unless, before such time, any Director has revoked the Director's consent by a

writing signed by the Director and received by the Secretary or any other person authorized by the Bylaws or the Board of Directors to receive such a revocation.

Action under this section is effective at the time it is taken, unless the Directors establish a different effective date.

Action taken pursuant to this section has the same effect as action taken at a meeting of Directors and may be described as such in any document.

Any writing described in this section may be electronic or handwritten.

4.09 PRESUMPTION OF ASSENT

A Director of the Corporation who is present at a meeting of the Board of Directors or committee of the Board at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless:

a) the Director objects at the beginning of the meeting, or promptly upon his or her arrival, to the holding of the meeting or the transaction of business at the meeting and does not thereafter vote for or assent to any action taken at the meeting;
b) the Director contemporaneously requests that his or her dissent or abstention as to any specific action taken be entered in to the minutes of the meeting; or,
c) the Director causes written notice of his or her dissent or abstention as to any specific action to be received by the presiding officer of the meeting before its adjournment or by the Corporation promptly after the adjournment of the meeting.

A Director may dissent to a specific action taken at a meeting, while assenting to others.

The right to dissent to a specific action taken at a meeting of the Board of Directors or a committee of the Board shall not be available to a Director who voted in favor of such action.

ARTICLE 5
OFFICERS

5.01 OFFICES

At the first board meeting, the Board of Directors shall elect from the then-serving Directors the officers of the Corporation, which shall include:

Board Chairperson,
Secretary, and
Treasurer.

The Board may appoint a President to serve as the Corporation's chief executive officer if it finds said role necessary; otherwise, the Board's Chairperson shall undertake all duties normally

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associated with a President. If the Board appoints a President, such President will hold office at the will of the Board and will not be subject to term limits applicable to the officers described in this Article 5. Additionally, the Board may appoint an individual who does not serve as Director as President.

5.02 TERM

Officers shall hold offices for one (1) year or until their qualified successors are elected or until their death, resignation, or removal.

5.03 DUTIES

The duties of the officers shall be those which usually pertain to the offices identified herein.

5.04 REMOVAL

Any officer may be removed from their officer by an affirmative vote of a majority of the Directors present at an official meeting of the Board.

5.05 RESIGNATION

An officer may resign from their office by filing a written notice of resignation with the Secretary or Chairperson. A resignation shall be effective upon delivery of the notice of resignation.

5.05 VACANCIES

The Board may appoint one or more persons to serve as officer until the next annual meeting of the Board to fill an open or unexpired office.

ARTICLE 6
CONTRACTS, LOANS, CHECKS AND DEPOSITS

6.01 CONTRACTS

The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

6.02 LOANS

No loans shall be contracted on behalf of the Corporation in excess of Fifteen Thousand US Dollars ($15,000.00) and no evidence of indebtedness in excess of Fifteen Thousand US Dollars ($15,000.00) shall be issued in its name unless authorized by a resolution of the Board of

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Directors. Such authority may be general or confined to specific instances.

6.03 CHECKS, DRAFTS, ETC.

All checks, drafts or other orders for the payment of money, notes, or other services of indebtedness issued in the name of the Corporation shall be signed by such officer or officers, agent or agents of the Corporation and in such manner as shall from time-to-time be determined by resolution of the Board of Directors.

6.04 DEPOSITS

All funds of the Corporation not otherwise employed shall be deposited from time-to-time to the credit of the Corporation in such banks, trust companies or other depositories as the Board of Directors may select.


ARTICLE 7
INDEMNIFICATION OF CERTAIN PERSONS


7.01 RIGHT TO INDEMNIFICATION

Except as provided in this section, the Corporation shall indemnify a person made a party to a proceeding because the person is or was a Director against liability incurred in the proceeding if:

a) The person's conduct was in good faith; and,
b) The person reasonably believed:
   i. In the case of conduct in an official capacity with the Corporation, that such conduct was in the Corporation's best interests; or,
   ii. In all other cases, that such conduct was at least not opposed to the Corporation's best interests; or,
   iii. In the case of any criminal proceeding, the person had no reasonable cause to believe the person's conduct was unlawful.

Further, the Corporation shall indemnify a person who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because the person is or was a Director, against reasonable expenses incurred by the person in connection with the proceeding.

The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid by the Corporation for the expenses (including attorney's fees) incurred in defending any such proceeding in advance of its final disposition provided, however, that, if the Act requires, the payment of such expenses incurred by a Director or officer in his or her capacity as such in advance of the final disposition of a proceeding shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such Director or officer, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such Director or officer is not entitled to be indemnified under this Section or otherwise (an "undertaking"); and provided, further, that such advancement of expenses incurred by any person other than a Director or officer shall be made only upon the delivery of an undertaking to the foregoing effect and may be subject to such other conditions as the Board may deem advisable.

7.02 RIGHT OF CLAIMANT TO BRING SUIT

If a claim under Section 7.01 of this Article is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such suit. It shall be a defense to any such suit (other than a suit brought to enforce a right to advancement of expenses where the required undertaking has been tendered to the Corporation) that the claimant has not met the applicable standard of conduct set forth in the Act, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, Officers, or independent legal counsel) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met any applicable standard of conduct, nor an actual determination by the Corporation (including its Board of Directors, Officers, or independent legal counsel) that the claimant has not met such standard, shall be a defense to the suit or create a presumption that the claimant has not met the applicable standard of conduct.

7.03 NO RIGHT TO INDEMNIFICATION

The Corporation may not indemnify a Director under this section:

a) In connection with a proceeding by or in the right of the Corporation in which the Director was adjudged liable to the Corporation; or,

b) In connection with any other proceeding charging that the Director derived an improper personal benefit, whether or not involving action in an official capacity, in which proceeding the Director was adjudged liable on the basis that the Director derived an improper personal benefit.

7.04 REASONABLE EXPENSES

Indemnification permitted under this section in connection with a proceeding by or in the right of the Corporation is limited to reasonable expenses incurred in connection with the proceeding.

7.05 INSURANCE

The Corporation may maintain insurance, at its expense, to protect itself and any Director,

officer, employee or agent of the Corporation or another Corporation, partnership, joint venture, trust or other enterprise against any such expense, liability, or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Act.

7.06 OTHER EMPLOYEES AND AGENTS

The Corporation may, to the extent authorized from time-to-time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee not within the provisions of Section 7.01 of this Article or to any agent of the Corporation, subject to such conditions as the Board may deem advisable.

7.07 SAVINGS CLAUSE

If this Article 7 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, the Corporation shall nevertheless indemnify each person entitled to indemnification under Section 7.01 of this Article as to all expense, liability, and loss (including attorney's fees, judgments, fines, ERISA excise taxes, penalties and amounts to be paid in settlement) actually and reasonably incurred or suffered by such person and for which indemnification is available to such person pursuant to this Article 7 to the fullest extent permitted by any applicable portion of this Article 7 that shall not have been invalidated and to the fullest extent permitted by applicable law.

7.08 NOTICE OF INDEMNIFICATION

If the Corporation indemnifies or advances expenses to a Director under this Article in connection with a proceeding by or in the right of the Corporation, the Corporation shall give written notice of the indemnification or advance to all directors and officers within 10 days of the same.

ARTICLE 8
PROVISION OF INSURANCE

8.01 INSURANCE

By action of the Board of Directors, the Corporation may purchase and maintain insurance on behalf of a person who is or was a Director, officer, employee, fiduciary, or agent of the Corporation, or who, while a Director, officer, employee, fiduciary, or agent of the Corporation, is or was serving at the request of the Corporation as a Director, officer, partner, trustee, employee, fiduciary, or agent of another domestic or foreign entity or of an employee benefit plan, against liability asserted against or incurred by the person in that capacity or arising from

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the person's status as a Director, officer, employee, fiduciary, or agent, whether or not the Corporation would have power to indemnify the person against the same liability under the Act. Any such insurance may be procured from any insurance company designated by the Board of Directors, whether such insurance company is formed under the law of this state or any other jurisdiction of the United States or elsewhere, including any insurance company in which the Corporation has an equity or any other interest through stock ownership or otherwise.


ARTICLE 9
CORPORATE SEAL


9.01 SEAL AUTHORIZED

The Board of Directors may, but is not required to, provide a corporate seal which shall be circular in form and shall have inscribed thereon the name of the Corporation, Terra Mint Group, Corp., and the State of incorporation, Wyoming, and the words "CORPORATE SEAL."


ARTICLE 10
AMENDMENTS


10.01 AMENDMENTS ALLOWED

The Board of Directors shall have the power, to the maximum extent permitted by the Act, to make, amend, and repeal the Bylaws of the Corporation at any Regular or Special Meeting of the Board of Directors.


ARTICLE 11
GENERAL PROVISIONS


11.01 GOVERNING LAW & VENUE

Any dispute arising under or related to these Bylaws shall be adjudicated according to the laws of the State of Wyoming. Any legal proceeding shall take place in the appropriate Court located in the County of Laramie, State of Wyoming.

11.02 BINDER

This Agreement and all of its provisions shall be binding upon and shall inure to the benefit of the parties hereto, their heirs, devisees, successors and beneficiaries.

11.03 ENTIRE AGREEMENT

These Bylaws and any and all exhibits and attachments are the complete and exclusive agreement between the parties with respect to the subject matter hereof, superseding and

replacing any and all prior agreements, communications, and understandings (both written and oral) regarding such subject matter, whether printed on paper or electronically. The terms and conditions of this Agreement will prevail over any contrary or inconsistent terms in any purchase order. This Agreement may only be modified, or any rights under it waived, by a written document executed by both parties.

11.04 SEVERABILITY

Invalidation of any portion of this Agreement by a Court of competent jurisdiction shall in no way affect any of the other provisions herein contained which shall remain in full force and effect.

SIGNATURE

DocuSigned by:
Chris Gerardi
2B8ED5F8C1DB445...

Date: 4/26/2021

Chris Gerardi, Chairperson
and Treasurer

DocuSigned by:
5AA1AB724D2247C...

Date: 4/23/2021

Ahmed Mohamed Khaleel, Chairperson
and Secretary

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